Exhibit 99.1

THE COMPANY'S SUBSIDIARY, PLAZA CENTERS N.V., ANNOUNCES SALE OF
KRAGUJEVAC PLAZA IN SERBIA

Tel Aviv, Israel, October 2, 2014, Elbit Imaging Ltd. (“EI” or the “Company”) (TASE, NASDAQ: EMITF) announced today that its subsidiary, Plaza Centers N.V. (LSE: PLAZ, WSE: PLZ/PLAZACNTR) (“Plaza”), a public company listed on the London Stock Exchange and the Warsaw Stock Exchange in which the Company holds approximately 62.25% of the outstanding shares, has announced that it has successfully completed the disposal of its shopping and entertainment centre, Kragujevac Plaza in Serbia for approximately €38.6 million (approximately US$ 48.7 million), in line with the asset’s last reported book value.

Following the repayment of related bank debt of approximately €28.2 million (US$ 35.5 million), Plaza will receive net cash from the disposal of approximately  €10.4 million (approximately US$ 13 million). 75% of the net cash proceeds will be distributed to Plaza's bondholders in the fourth quarter of this year as an early repayment of the bonds, in line with Plaza's stated restructuring plan. Restricted cash linked to the bank debt and other working capital balances of approximately  €2 million (approximately US$ 2.5 million) were also released following the transaction.

The shopping centre, which is 99% leased, was opened in March 2012.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial and Entertainment Centers - Initiation, construction and sale of shopping and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India, primarily through its subsidiary Plaza Centers N.V. In certain circumstances and depending on market conditions, the Company operate and manage commercial and entertainment centers prior to their sale; (ii) Hotels - Hotel operation and management; (iii) Medical Industries - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine; (iv) Residential Projects - Initiation, construction and sale of residential projects and other mixed-use real property projects, predominately residential, located primarily in India; and (v) Fashion Apparel - Distribution and marketing of fashion apparel and accessories in Israel.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” “would,” “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2013, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:

Ron Hadassi
Chairman and Acting CEO
Tel: +972-3-608-6048
ron@elbitimaging.com